March 5, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Alan Campbell

Re:	Aclaris Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-3
Filed: February 27, 2025
File No. 333-285370

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 4:00 p.m. Eastern Time on March 7, 2025, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Company hereby authorizes each of Mark Ballantyne, Brian Leaf and David Brinton of Cooley LLP to make such request on its behalf.

Once the above-referenced Registration Statement has been declared effective, please orally confirm that event with Mark Ballantyne of Cooley LLP at (703) 456-8084, or in his absence, Brian Leaf of Cooley LLP at (703) 456-8053 or David Brinton of Cooley LLP at (202) 776-2989.

Very truly yours,

Aclaris Therapeutics, Inc.

By:	/s/ Kevin Balthaser
Kevin Balthaser
Chief Financial Officer